Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 001-38824

The following is a transcript of a presentation given at an industry conference by members of the management team of Canoo Holdings Ltd. (“Canoo”) on September 15, 2020.

RBC Capital Markets Global Industrials Conference

September 15, 2020 | 5:00 PM ET

C O R P O R A T E P A R T I C I P A N T S

Canoo - Ulrich Kranz, Chief Executive Officer,

Canoo - Paul Balciunas, Chief Financial Officer,

Canoo - Alex Marcinkowski, Head of Corporate Strategy

P R E S E N T A T I O N

RBC Capital Markets - Joseph Spak, Analyst

Good afternoon everyone. I'm Joseph Spak automotive research analyst here at RBC Capital Markets. This afternoon, I'm really pleased to be joined by Canoo. It's a start-up that is going public via the SPAC process. They designed a modular skateboard platform and plans to launch their first consumer model in 2022, which is available via a unique subscription option. With us today, I’m very pleased to have the CEO Canoo - Ulrich Kranz, Chief Executive Officer; CFO Canoo - Paul Balciunas, Chief Financial Officer; and Alex Marcinkowski, Head of Corporate Strategy.

I think we're going to have the company give a little bit of an overview as many may be unfamiliar with the company and then we'll go into Q&A. On the Q&A I highly encourage investors to get involved in the discussion as well and if there's questions to do so. It is quite easy on your webcast. There should be a question box. Just submit a question in there, type it in, it pops up online and I can ask that question anonymously and integrate it into the conversation.

So, with that, Ulrich and team, thanks for joining us today. Maybe you could give a little bit of an intro and let investors know what Canoo is all about.

Canoo - Ulrich Kranz, Chief Executive Officer

Yes. Thank you very much for introduction, and thank you very much for having us. Good afternoon everybody.

Just a quick information about Canoo. So Canoo has been founded at the beginning of 2018. So we are in business for a little bit longer than two and a half years. Our headquarters is located in Los Angeles, to be more precise in Torrance. We own our building and the building has a size of 90,000 square feet and we have—on the first floor we have all our testing and simulation equipment, our workshop and our fab shop that is needed to develop the vehicle, and the second floor is office space.

Today we have about 300 employees, and we brought our first fleet of prototypes, which we call beta cars, on the road beginning of last—in last year, September, in a very short timeframe. Within 19 months, we had the first car on the road and we invested so far for the beta program was about $250 million, which is also I would say very low investment. A small team, very focused and we brought those vehicles on the road. These vehicles are actually today delivering test results and besides that, we also performed more than 50 physical crash tests, so with our vehicles, with our beta cars. And the unique thing what we are doing, we're designing vehicles for the urban environment and that the vehicles are designed—they're using a skateboard architecture which is our foundation that allows us to introduce a variety of different vehicles, different shapes, different proportions in a very quick time using exactly the same skateboard and at reasonable costs.

So with that said, this gives you a bit of an overview about our Company, and of course we are ready with my colleagues to answer questions.

RBC Capital Markets - Joseph Spak, Analyst

Yes. Thanks. Maybe you can give a little bit more of an overview on your decision to move to a subscription-based model on the B2C side anyway, at least to start and maybe some of the timelines you expect to hit and who you think the target customer might be.

Canoo - Ulrich Kranz, Chief Executive Officer

Sure. So maybe I'll start with what’s also unique for a start-up. We have three phases of revenue, so three different revenue streams. The first one is what we call engineering. This is a revenue stream that we make money already today. We are working for several companies. One of the companies is Hyundai. The second revenue stream is when we launch our consumer vehicle, our lifestyle vehicle that will be available in Q2 2022. This vehicle will be available for subscription only. And the third revenue stream is what we call B2B. This is when we launch our last mile delivery vehicle, a commercial vehicle. This vehicle will be for sale only. So these are three different revenue streams that gives us a big flexibility to really attract different customers and when it comes to our subscription model the best experts to explain what it means, subscription, is Alex. Alex, are you...?

RBC Capital Markets - Joseph Spak, Analyst

Alex, are you there?

Canoo - Ulrich Kranz, Chief Executive Officer

Maybe he has difficulty to connect.

Canoo - Paul Balciunas, Chief Financial Officer

Maybe I can jump in and we can talk through this (multiple speakers)

Canoo - Ulrich Kranz, Chief Executive Officer

Maybe I'll let—Paul, you can jump in or I'll take over. Paul, if you could? Please go ahead.

Canoo - Paul Balciunas, Chief Financial Officer

So as we think about the big trends that are moving the marketplace, you do see a big shift from ownership to more usership models and you see a lot of subscription models and we really wanted to apply this to the automotive space. This is something that we've been focused on very much since day one. As we think about the subscription model, the easiest way to conceptualize it is if you start with a lease that we see today that we're very familiar with, if you remove the time elements so there's no timeframe of two to three years, you also remove the down payment portion of this, and then you add in additional features, such as access to charging, insurance, maintenance and repair is included, that's what we like to call our subscription bundle.

So essentially what we're doing is taking something that already exists today and just making it a much better offer for our consumers. We will be targeting the urban environments, so here in the United States it'll be 13 primary cities that we'll be going after, and this is where the largest market is for the EV sector so we're able to capture a big part of the market by just going into these specific cities. We use a roll-out strategy where we go city by city to ensure that we have a conservative ramp-up, to ensure that the consumers are not only getting their high-quality product and vehicle, but also superior service versus other competitors out there today.

RBC Capital Markets - Joseph Spak, Analyst

Great. And maybe on the B2B offering, how do you sort of evaluate that market given that there are some large players, like Amazon and maybe working towards a last mile solution? And also curious to know, why an offer—maybe not exactly a subscription to be offering, but maybe some sort of similar way, like a lot of customers I know like leases, , they sort of hand it off. Is that—how are you thinking about the go-to-market strategy from the B2B offering?

Canoo - Paul Balciunas, Chief Financial Officer

Sure. Let me start with your second question first. As we've entered into these discussions with the logistics players, many of them already have the infrastructure in place and because of that they had a preference to own the vehicles. Of course, we would be more than happy to do this on a subscription basis is if it fits the model and it makes the most sense, and that's why we're leaning with a direct sales portion—or direct sales initially.

As it relates to companies, such as Amazon and some of these big players in the marketplace, you're right, they definitely do need the last mile solutions and they have existing solutions today, but they certainly will not be a one-size-fit-all and you see them looking for different ways to tackle last mile delivery. We think that we offer something that is incredibly unique. And by that I mean from a cost perspective this is something that we've been very focused so we're going to be very competitive on the cost side of it, but also from an architecture perspective, where we're able to package a lot of interior space on a small footprint, which is absolutely critical when you think about these vehicles going into urban city centers where in Europe the streets may be very narrow, or there's a lot of traffic here in the U.S., like Los Angeles, for example, or if you're in China where you need to be able to go into an underground garage. We have a product that can address all of those needs in a very efficient and cost competitive package.

Canoo - Alex Marcinkowski, Head of Corporate Strategy

This is Alex. Apologies for the audio issue earlier. The only other thing I'll add to this is that one of the big kind of demand drivers for this specifically is the regulatory changes that you see either in municipalities or also on the ESG side companies taking the initiative themselves. So there is such really strong demand in the marketplace for these B2B. You layer on the growth in e-commerce, and the reality is there is not a solution out there, even though that Amazon, Walmart, they're all looking for these type of solutions.

RBC Capital Markets - Joseph Spak, Analyst

Yes. Maybe Alex, I’ll have you back to the B2B side. Can you walk us—I think if you look at your sort of initial presentation you could sort of get some implied price versus subscription rates on a monthly basis. But can you help us understand exactly a) how that works because eventually some of these vehicles are going to be a couple of years older, and b) my guess is that a lower rate for a two or three-year old vehicle versus—or maybe not. And also how you thought about the go-to-market strategy versus the alternative today which is as you mentioned lease plus insurance plus charging, etc., all the other things that might come with the vehicle.

Canoo - Alex Marcinkowski, Head of Corporate Strategy

Great question. I think first of all I think it's important to differentiate us from the other folks that are doing subscription models today. You'll see some OEMs, some third parties like Enterprise, Fair.com. But most really don't compare well to what we're trying to do. They're either really complex, prohibitively expensive or they kind of focus more on this car swapping. I think as Paul alluded to earlier, what we're doing is kind of the re-adaptation of a traditional lease but we eliminate that down payment, time payment and then add in a few monthly benefits. And what this enables us to do especially included on the benefit side, is we can realize economies of scale and reduce cost in the model.

So maybe the best example of this is the maintenance and repair. So obviously when the OEM handles it ourselves, we get a better rate on the parts spend and it also is more seamless across the MRO stack. But on pricing specifically, really what we aim to do is be price equivalent with a lease, so when you factor in on an apples-to-apples basis, they would make some down payment, and then what we're including in our offering we really aim to be one-for-one price equivalent with your traditional kind of electric vehicle lease. And there are a number of ways we can actually this, but frankly it is a longer discussion.

Leasing has a ton of friction in inefficiency in that model that we can eliminate by either going direct-to-consumer, handling some things on the OEM's behalf of the consumer And then kind of the second point of your question where we're talking about average length or average customer tenure, I think what we're really trying to do is target something that's north of a year, and if you look at what we're doing it's a vehicle that's a primary form of transportation. It's kind of needed everyday and it can function as a necessary component of one's life. So it's not really a hop-in, hop-out model. And if you look at some of the other subscriptions in the market today, they actually have very long customer tenure already. So the proof is really in the comps. And you've seen people that they really don't want to switch vehicles every month or every few months. It is a lot of hassle, it's a lot of work and it takes time. You have to go to the DMV, go to the insurance.

So really our aim, at least initially, to replace that typical lease or buy option. As the vehicles age, we will be discounting some of that pricing. So a three or four year old Canoo vehicle will be slightly cheaper than one that's more traditionally considered new, but also because we're maintaining the fleet ourselves we're putting in a significant amount of capital into these vehicles over their vehicle lives to make sure that they're upgraded, they'd be market competitive from an either an ADAS perspective or we retrofit the interior. So every Canoo vehicle should really look and feel new from the consumer perspective and that's important to us.

RBC Capital Markets - Joseph Spak, Analyst

Yes, no, by the way it's sort of designed modular it seems like maybe it was to refresh the vehicle looking pretty good. I want to talk to the vehicle a little bit and specifically the electric skateboard which seems—and sort of going through your materials you view as sort of a key sort of core competitive advantage, could even be something proprietary there and that you sort of applied a sort of (inaudible) profile skateboard (inaudible). Can we dive in a little bit more in terms of what is exactly you're sort of adding and what is truly proprietary skateboard because for instance, battery packs, maybe battery cells, clearly not. So maybe it's helpful to sort of understanding what is Canoo developed and sort of where you rely on partners.

Canoo - Ulrich Kranz, Chief Executive Officer

Sure. Let me explain a bit more details. So the skateboard as you rightly mentioned, is our foundation. So we will use the same skateboard without any changes to introduce different vehicles along the life of our product, and the skateboard is designed that it really incorporates all necessary components for steering, braking, driving, including battery powertrain, oil suspension and the brake system. We were able to do so because we will be the first company introducing true steer-by-wire system. So that means there's no mechanical connection between the steering wheel and the wheels on the road, and this really allows us to easily put all components in a very tight and a very low profile package.

The other differentiator is our skateboard does not need any cabin to be attached to make it functional. You can actually put a chair on the skateboard and have a game controller in your hand and you can drive away with it. You see that also on the photo of our skateboard. There's nothing sticking out of the skateboard. So all components are really integrated and this is the unique architecture of the skateboard. This is also our IP. So one component I want to mention is glass fiber composite leaf spring suspension. We are using leaf springs in the front and in the rear of the vehicle, they're mounted transversal, and the reason why we do that is we wanted to really have that low profile skateboard. And the leaf springs are also very unique because this component replaces two springs, it replaces the front suspension and it replaces the—stabilizeer bars at the same time and we have that architecture in the front end and the rear.

So these are two of the components that are important to make such a skateboard possible. The other thing is the battery modules. In our case our battery modules are directly installed into the skateboard frame. So our skateboard frame not only acts as the frame, as the chassis, it also acts as a battery enclosure. That removes all the box, in the box, in the box enclosures and less parts, less weight, of course, less cost and it makes the whole floor also very slim. The overall result is that everything that usually is packaged in the cabin is incorporated into the skateboard and that gives us the huge advantage that we have a big interior space or cargo space sitting on a relatively small footprint. On top of that, we integrated 70% all structural components and elements that are responsible for crash performance also into the skateboard. Only 30% of the crash performing parts are installed in the cabin. That makes our cabin simple, cheaper and of course frees up more interior space.

So, this should give you a better idea what is unique about the skateboard. The other thing is we developed the motor, the electric motor, the gear box, the power electronics, the onboard charger, the DC/DC convertor, and all major control modules that are responsible for driving, steering, braking and a ADAS system. We developed the hardware in-house. Not only the hardware, we also did all the software development in-house.

So this is part of our IP, and this is part of the result of having the experts on board that could really do all this development in a short time in-house and this makes our skateboard unique compared to anything that is out there today.

RBC Capital Markets - Joseph Spak, Analyst

Yes. Some of those elements, like the power electronics, I can understand the desire and the need, really, to sort of do that in-house now especially as you're starting out with something new and different. Over time though as we sort of get a little more scale, is that something do you still think you'll keep in-house or is that something that you can eventually sort of offer through the (inaudible) to help you out on production?

Canoo - Ulrich Kranz, Chief Executive Officer

That's a good point. So actually since our motor, the inverter, these components are really designed in a very, let me say, small package, and very slim when it comes to the dimensions. We have actually some interest from traditional suppliers that are really interested to do the contract manufacturing for those components for us and at the same time they want to really offer our powertrain in some of our control units to other customers as well. So this puts us in a very good position of negotiating and it could also open up a very good relationship when it comes to manufacturing.

RBC Capital Markets - Joseph Spak, Analyst

Maybe just one more on the vehicle and (inaudible). But anything you're willing to or kind of divulge on sort of the battery in terms of how big is the battery, actually what type of (inaudible) issues you could get? And also, you mentioned modularity and some of flexibility a number of times, but as battery chemistry changes over the years is your pack going to be able to sort of adjust with the (inaudible)?

Canoo - Ulrich Kranz, Chief Executive Officer

Yes, absolutely. So, since we installed the battery modules directly into the skateboard frame, we are pretty flexible to install different dimensions of modules. Also different cells. But based on our experience, we are using cylindrical cells today and we are not the only one who does that. So there is of course a big market for cylindrical cells. Cylindrical cells are today still the ones that have the lowest price and the highest energy density when it comes to the cell level, and of course, there will be improvement on the energy density over the next couple of years as it has happened over in the past. We can easily adopt all the battery management, of thermal management to more energy density. The first step would be without changing any design of our module. So it usually is on the cell level to have more energy density, but if it is required to move to a different format, our structure allows us to switch to a different format.

Modularity, you mentioned modularity. In our case, we have—we can offer three different capacities of battery. So a 40, a 60 or a 80 kilowatt hour battery. 80 kilowatt is today the maximum capacity. We are offering rear-wheel drive for our first vehicle, the lifestyle vehicle, then we are going to offer front-wheel drive for the B2B vehicle, because these customers are asking for the lowest price and not for performance, and the front-wheel drive offers more opportunities to have additional cargo space for last mile delivery of the vehicle and if it comes to more performance we can offer four-wheel drive. So this is the modularity and our skateboard also allows us to cover a huge variety of different top hats. Because of the size and the wheel base of our skateboard it will pretty much cover about 70% to 75% of all cars that are on the road today.

RBC Capital Markets - Joseph Spak, Analyst

And on (inaudible) we should have picked one variation on a 80 kilowatt battery for the B2B rear-wheel drive initial offering. What type of range do you expect on that vehicle?

Canoo - Ulrich Kranz, Chief Executive Officer

Yes, the range heavily depends on the vehicle, the cabin and the aerodynamics. So for our first vehicle, the lifestyle vehicle, which is monovolume design, we have about 250 miles of range with an 80 kilowatt hour pack and the range is based on APAR (phon) testing, the U.S. testing because this is the closest testing method that represents really real life driving. So it will be way higher if we were to apply a WLTP test cycle or even higher with a Chinese test site.

RBC Capital Markets - Joseph Spak, Analyst

Right. So, your initial focus is your (inaudible) in Southern California. I think you mentioned LA directly and you mentioned (inaudible) the key U.S. (inaudible). Having been all across this country of ours that makes the business model in an area like LA you can see making some sense. But I'm curious sort of as you begin to roll-out to other cities if there's other sort of 12 (phon) areas and maybe eventually beyond those 12 areas, what actually sort of are you really looking for in a city to evaluate whether or not it's receptive to the model?

Canoo - Ulrich Kranz, Chief Executive Officer

Yes. Alex can maybe go into some more details about that. So, our roll-out plan is city by city, and since we are a California company based in LA, we will start in LA, and then we will roll-out on the West Coast and later in the East Coast when it comes to the U.S. And the reason why we are doing that, these are the major cities, big metropolitan areas, and they have a very good electronic vehicle infrastructure when it comes to charging and I would say about 70%, 75% of all electric vehicles that are on the road today are in those 15 cities on the West Coast and on the East Coast.

So this is one explanation. And for the roll-out plan, Alex, maybe you can dig in a bit deeper.

Canoo - Alex Marcinkowski, Head of Corporate Strategy

Yes. Ulrich, I think you really hit it on the head. There's really two criteria, and I don't want to oversimplify, but the first is do they have high EV penetration sales today, right. So does their population and demographics support high EV demand? Are we capturing the low hanging fruit? And then the second is do we move to the infrastructure standpoint? Do we have the right charging stations, enough charging stations? Are our MRO partners—have lots of facilities within the cities? Those are really the two key criteria in the initial roll-out phase. As we look beyond in 2025 and 2026, that's where we probably go to some of the Tier 2 cities. We're not looking to roll-out internationally. I guess it's what their long-term will be a big part of our growth strategy. A lot of the EV demand globally comes out of the APAC region, specifically China, and then Europe, from London, Paris, Barcelona, the big kind of metro centers over there have a lot of demand. So we want to make sure we're capturing that. But that's in, call it, 2026 and onward strategy for us.

RBC Capital Markets - Joseph Spak, Analyst

Yes. Alex, I'm curious, do you think at a high level there might be some good overlap with the cities that might be receptive to the Canoo (inaudible) going to be core key cities for some of the T&Cs (phon), like (inaudible)? It seems like there could be, especially since there's companies that have sort of talked about trying to electrify (inaudible) some other companies, GM for example, come up with programs to supply electric vehicles to T&C drivers? (Audio interference) for you guys down the road, I guess.

Canoo - Alex Marcinkowski, Head of Corporate Strategy

Yes, great question. And I'm sure we all saw the $800 million investment over x number of years So, a) Yes to the first part absolutely. There's going to be inherently a lot of overlap in the cities that have ride sharing and also folks that are going to be receptive to subscription business models in the EV subscription vehicle, right? Those two actually go hand in hand.

On the latter part of your question, are we looking to potentially supply the Ubers, Lyfts, DiDis of the world with our vehicles? It's definitely on our radar and I think anybody can look at our initial vehicle design and say that it lends itself perfectly to ride share. And it does. We can't deny that. It is definitely kind of one of our longer upside business opportunities. Especially when you put in an Uber Black or one of the premium ride share programs, I think that we'd do incredibly well there. And we are in some preliminary discussions with those folks today. Obviously, we can't go into too many details, but definitely a core part of our consumer offering will be working with big guys like those, and especially also internationally. I highlight DiDi as well just because they're frankly the biggest of the three.

RBC Capital Markets - Joseph Spak, Analyst

Yes. Paul, maybe a question for you. I think you sort of described the business as (inaudible) and I think (inaudible) refers to some of the contract manufacturing type of arrangements you've set up. But I am curious in terms of sort of the other end. Because as I sort of interpret the business plan right now, and please correct me if I'm wrong, it does seem like the plan is for (inaudible) to own these vehicles. So will they be on your balance sheet and what form of refinance and where you're exploring? And if not, what are you trying to do with the vehicles (inaudible) your balance sheet?

Canoo - Paul Balciunas, Chief Financial Officer

Yes. So, the delivery vehicles will be direct sales or sales. So that's not requiring any financing on our side. With the consumer product, we will be doing bank financing. We are in active discussions with funding sources today. We're not going to be doing anything that's reinventing the wheel essentially. It's going to be traditional automotive financing. Most folks don't realize how many vehicles sit on the big OEM's balance sheet and this is a very well known marketplace.

The one unique wrinkle that we will have is that we will likely get a more—a lower book to value, loan book to value in the initial year, just because we need to prove out the vehicle that it works for the banks to be able to loan against it. But again this is going to be a vehicle that's homologated for all three markets. We've gone through crash testing. So we're targeting five stars. That's something that I think is also critically important to understand that we're not taking any short cuts from the safety perspective or a validation perspective. But over time you'll see that loan to book value get to something more traditional around 80% to 90%. So we're giving ourselves a little bit of a discount, or a premium, I should say, in terms of what we need to pay on the initial year as we're rolling out the first products.

But this is also important to understand why in our first year when we launch our product in the second quarter of 2022, that we're targeting just 10,000 units because we want to grow it appropriately in the first couple of years.

RBC Capital Markets - Joseph Spak, Analyst

Great. So, with that, unfortunately, we are out of time. I would say a lot more to go forward and it's an exciting story. I look forward to learning more from the Canoo team. But Ulrich, Paul and Alex, I want to thank you for joining us for the conference this year. I look forward to continuing the conversation. Thanks to all the investors who joined on the webcast as well and we'll be in touch. Appreciate your time this afternoon.

Canoo - Ulrich Kranz, Chief Executive Officer

Thank you.

RBC Capital Markets - Joseph Spak, Analyst

Thank you.

Canoo - Ulrich Kranz, Chief Executive Officer

Appreciate it.

RBC Capital Markets - Joseph Spak, Analyst

Bye.

Canoo - Ulrich Kranz, Chief Executive Officer

Thank you. Bye.

Forward Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Canoo’s go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this communication. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HCAC will file a registration statement on Form S-4, including a proxy statement, with the SEC. Additionally, HCAC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of HCAC are urged to read the registration statement / proxy statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

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